SEACOAST BANKING CORPORATION OF FLORIDA
815 COLORADO AVENUE • STUART, FLORIDA 34994
TELEPHONE: (772) 288-6086 • FACSIMILE: (772) 288-6012
July 31, 2009
Ms. Kathryn McHale and Mr. Justin Dobbie
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, DC 20549

Re:	Seacoast Banking Corporation of Florida Form 10-K for Fiscal Year Ended December 31, 2008 Form 10-K/A for Fiscal Year Ended December 31, 2008 File Number: 000-13660
Dear Ms. McHale and Mr. Dobbie:
     We have reviewed your comments dated July 29, 2009 on the above filings and provide our responses to your comments below.
Form 10-K for the Fiscal Year Ended December 31, 2008
Exhibit 13
Reports of Independent Public Accountants, pages 57 and 58
1.	We note your response to comment number six of our letter dated July 17, 2009. The staff reiterates its previous comment. Please provide a Form 10-K/A to file both the signed report of the independent public accountants as well as the signed attestation report on the company’s internal control over financial reporting.
     RESPONSE: We have filed a Form 10-K/A to file both the signed report of the independent public accountants as well as the signed attestation report on our internal control over financial reporting.

Ms. McHale and Mr. Dobbie
July 31, 2009

Form 10-K/A for the Fiscal Year Ended December 31, 2008
Item 11. Executive Compensation, page 39
Key Manager Incentive Plan, page 19 of Definitive Proxy Statement on Schedule 14A
2.	We note your response to comments 10 and 11 in our letter dated July 17, 2009 but we are unable to concur with your conclusions given the disclosure in your proxy statement; therefore, we reissue both comments. You disclose in your proxy statement that an EPS target was set for 2008, but was not achieved and therefore no cash incentive payments were made to named executive officers. As such, please provide us with proposed revised disclosure of your Grants of Plan-Based Awards table to include the estimated threshold, target and maximum payouts to named executive officers for 2008 and confirm that you will include similar disclosure, as appropriate, in future filings. Refer to Item 402(d)(2)(iii) of Regulation S-K. Please also file the Key Manager Incentive Plan as an exhibit to the Form 10-K or tell us why you are not required to do so. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.
     RESPONSE: In 2008 the Company’s Salary and Benefits Committee never adopted a Key Manager Incentive Plan for 2008, therefore none has been or will be filed as an exhibit to the Company’s Form 10-K/A. We have included the following statement under Item 11 of the 10-K/A to clarify this:
     The Company did not adopt a Key Manager Incentive Plan for 2008 due to the budget estimates presented early in 2008. Therefore no awards could be or were made in 2008 under a Key Manager Incentive Plan.
     We will include disclosure similar to those requested, as appropriate in future filings. We have included the Key Manager Incentive Plans for 2006 and 2007 as Exhibits 10.29 and 10.30 to the Form 10-K/A filed in response to comment 1 above.
*               *               *
     At the request of the staff, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

Ms. McHale and Mr. Dobbie
July 31, 2009

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact me at (772) 287-4000 if you have any questions regarding our responses.
Sincerely,
/s/ Dennis S. Hudson, III
Dennis S. Hudson, III
Chief Executive Officer
cc: Ralph F. MacDonald III, Esq. (Jones Day)